UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2025

INFLECTION POINT ACQUISITION CORP. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42518	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

167 Madison Ave, Suite 205 #1017
New York, NY 10016

(Address of principal executive offices, including zip code)

212-476-6908
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	IPEXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IPEX	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the completion of the Company’s initial business combination	IPEXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 13, 2025, Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.), a Cayman Islands exempted company (“SPAC”), GOWell Technology Limited, a Cayman Islands exempted company (the “Company”), GOWell Energy Technology, a Cayman Islands exempted company, and IPCV Merger Sub Limited, a Cayman Islands exempted company, entered into a Business Combination Agreement (the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such term in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by SPAC with the Securities and Exchange Commission (the “SEC”) on October 13, 2025.

On December 22, 2025, SPAC and the Company entered into that certain Amendment to the Business Combination Agreement (the “Amendment”) in order to clarify the number of PubCo Series A Investor Warrants to be issued upon conversion of the Company Warrants at the Second Merger Effective Time.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed business combination between SPAC and the Company (the “Proposed Business Combination”), SPAC and the Company intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of SPAC and a preliminary prospectus with respect to the securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement, as amended by the Amendment, and the Proposed Business Combination. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about the SPAC, the Company and the Proposed Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

The SPAC, the Company, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the SPAC’s shareholders in respect of the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding the SPAC’s directors and executive officers is available in the SPAC’s Current Report on Form 8-K, which was filed with the SEC on September 12, 2025 and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.

No Offer or Solicitation

This Report and the exhibits hereto are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
2.1	Amendment to Business Combination Agreement, dated as of December 22, 2025, by and between Inflection Point Acquisition Corp. V and GOWell Technology Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 22, 2025

INFLECTION POINT ACQUISITION CORP. V

By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Chief Executive Officer

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